UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For November 28, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated November 28, 2005  -  Holding(s) in Company




NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BUNZL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BARCLAYS PLC THROUGH ITS SUBSIDIARY COMPANIES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED HOLDER                        ACCOUNT          NO. OF
                                        DESIGNATION      SHARES

BANK OF NEW YORK                                         25,615
BARCLAYS CAPITAL NOMINEES LTD                           486,607
BARCLAYS CAPITAL NOMINEES LTD                          -430,572
BARCLAYS CAPITAL NOMINEES LTD                          -128,236
BARCLAYS CAPITAL NOMINEES LTD                           388,808
BARCLAYS GLOBAL INVESTORS CANADA                         18,089
BARCLAYS TRUST CO R69                                     7,256
BNP PARIBAS                                              65,858
BOISS NOMINEES LTD                         4224361      139,708
CHASE NOMINEES LTD                           16376      190,243
CHASE NOMINEES LTD                           28270      127,045
CIBC MELLON GLOBAL SECURITIES                            31,071
GERRARD NOMINEES LTD                        659481          388
GERRARD NOMINEES LTD                        660302        2,333
GERRARD NOMINEES LTD                        660632        1,555
GERRARD NOMINEES LTD                        660758        5,055
GERRARD NOMINEES LTD                        660851        9,333
GERRARD NOMINEES LTD                        768557        2,722
GERRARD NOMINEES LTD                        781271        2,722
GREIG MIDDLETON NOMINEES LIMITED (GM1)                   12,636
INVESTORS BANK AND TRUST CO                              67,755
INVESTORS BANK AND TRUST CO                             865,332
INVESTORS BANK AND TRUST CO                               9,724
INVESTORS BANK AND TRUST CO                              67,611
INVESTORS BANK AND TRUST CO                               2,971
INVESTORS BANK AND TRUST CO                             375,092
INVESTORS BANK AND TRUST CO                           1,549,303
INVESTORS BANK AND TRUST CO                             144,172
INVESTORS BANK AND TRUST CO                           1,753,245
INVESTORS BANK AND TRUST CO                              18,774
INVESTORS BANK AND TRUST CO                              64,061
INVESTORS BANK AND TRUST CO                              51,126
INVESTORS BANK AND TRUST CO                             380,672
INVESTORS BANK AND TRUST CO                             613,958
INVESTORS BANK AND TRUST CO                               3,602
INVESTORS BANK AND TRUST CO                              35,507
INVESTORS BANK AND TRUST CO                               3,530
JP MORGAN (BGI CUSTODY)                      16331       94,347
JP MORGAN (BGI CUSTODY)                      16338       20,479
JP MORGAN (BGI CUSTODY)                      16341      177,478
JP MORGAN (BGI CUSTODY)                      16342       43,103
JP MORGAN (BGI CUSTODY)                      16400    3,607,741
JP MORGAN (BGI CUSTODY)                      18408       15,867
JP MORGAN CHASE BANK                                     15,555
JP MORGAN CHASE BANK                                      2,415
JP MORGAN CHASE BANK                                      9,147
JP MORGAN CHASE BANK                                     46,872
JP MORGAN CHASE BANK                                    186,955
JP MORGAN CHASE BANK                                     48,469
JP MORGAN CHASE BANK                                     49,059
JP MORGAN CHASE BANK                                     37,117
JP MORGAN CHASE BANK                                      3,382
JP MORGAN CHASE BANK                                     32,914
JP MORGAN CHASE BANK                                    314,247
JP MORGAN CHASE BANK                                     22,967
JP MORGAN CHASE BANK                                      3,575
JP MORGAN CHASE BANK                                     10,617
MELLON TRUST - US CUSTODIAN/                             76,308
MELLON TRUST - US CUSTODIAN/                             26,951
MELLON TRUST OF NEW ENGLAND                              88,871
MITSUI ASSET                                              4,333
NORTHERN TRUST BANK-BGI SEPA                            100,634
NORTHERN TRUST BANK-BGI SEPA                             25,721
NORTHERN TRUST BANK-BGI SEPA                            115,807
R C GREIG NOMINEES LTD                                  274,078
R C GREIG NOMINEES LTD A/C                  AK1         353,232
R C GREIG NOMINEES LTD A/C                  BL1           7,102
R C GREIG NOMINEES LTD A/C                  CM1           3,459
R C GREIG NOMINEES LTD A/C                  GP1           8,031
R C GREIG NOMINEES LTD A/C                  SA1           4,718
STATE STREET BANK & TRUST - WI                           45,596
STATE STREET BOSTON                                     194,694
STATE STREET TRUST OF CANADA                             35,497
THE NORTHERN TRUST COMPANY - U                           50,167
TRUST & CUSTODY SERVICES BANK                             3,363

                               TOTAL                 13,125,539




5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

679,249

8. Percentage of issued class

0.196%

9. Class of security

ORDINARY SHARES OF 321/7p

10. Date of transaction

23 NOVEMBER 2005

11. Date company informed

28 NOVEMBER 2005

12. Total holding following this notification

13,125,539

13. Total percentage holding of issued class following this notification

3.80%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

MRS A MATTHEWS - 020 7495 4950

16. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY

Date of notification

28 NOVEMBER 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  November 28, 2005                    By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer